As filed with the Securities and Exchange Commission on December 10, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

BIOPURE CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	04-2836871 (I.R.S. Employer identification No.)

11 Hurley Street
Cambridge, MA 02141
(617) 234-6500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jane Kober
Biopure Corporation
11 Hurley Street
Cambridge, MA 02141
(617) 234-6500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

with copies to:
Julio E. Vega, Esq.
Meerie M. Joung, Esq.
Bingham McCutchen LLP
150 Federal Street
Boston, MA 02110
(617) 951-8000

Approximate date of commencement of proposed sale to the public:
From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof pursuant to Item 11(a)(1) of this Form, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
		Offering (or	Aggregate
	Amount to be	Exercise) Price	Offering (or Exercise)	Amount of
Title of Securities to be Registered	Registered (1)	Per Share (2)	Price (2)	Registration Fee
Class A Common Stock, $.01 par value	35,033,042	$0.5826	$20,410,250.27	$2,587.21

(1) All shares in this column constitute shares of Class A common stock issuable upon the exercise of warrants originally issued in connection with public offerings that occurred between March 2003 and December 2004.

(2) Represents the weighted average exercise price of the warrants for which the underlying Class A common stock is being registered hereby (and assumes that all of such warrants are exercised for cash).

     We hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not issue or sell these securities until this registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state in which such offer, solicitation or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 10, 2004

PROSPECTUS

BIOPURE CORPORATION

Up to 35,033,042 Shares of Class A Common Stock
Issuable Upon the Exercise of Certain Warrants

     This prospectus relates to the issuance or sale of up to 35,033,042 shares of our Class A common stock issuable upon the exercise of certain warrants. The warrants were originally issued by Biopure in connection with public offerings between March 2003 and December 2004. We do not know whether, or if, any or all of the warrants will be exercised. The securities covered by this prospectus may be sold from time to time by Biopure Corporation, only if, when and as the warrants are exercised.

     Upon exercise of the warrants, we would receive proceeds in an amount equal to the applicable exercise price of such warrants assuming they are exercised for cash, or approximately $20,000,000.

     Our Class A common shares are traded on the Nasdaq National Market under the symbol “BPUR”. On December 8, 2004 the last reported sale price for our common stock on The Nasdaq Stock Market was $0.36 per share.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investing in these securities involves risks.
See “Risk Factors” beginning on page 4.

The date of this prospectus is                  , 2004.

ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the United States Securities and Exchange Commission, or SEC, to cover the shares of Class A common stock issuable upon the exercise of certain warrants originally issued in connection with the public offerings by us between March 2003 and December 2004. These warrants were originally issued at different times and varying exercise prices ranging from $0.31 to $3.96, for a weighted average exercise price of $0.5826. We do not know if, when or whether those warrants will ever be exercised and in some cases whether or not such warrants will be exercised for cash.

     All references in this prospectus to “Biopure,” the “Company,” “we,” “us,” and “our” refer to Biopure Corporation unless we state otherwise or the context otherwise requires. References to “securities” includes any security that we might sell under this prospectus. References to “$” and “dollars” are to United States dollars.

     This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”

     You should rely only on the information contained or incorporated by reference in this prospectus. “Incorporation by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making, nor will we make, an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and any supplement to this prospectus is current only as of the dates on their covers. Our business, financial condition, results of operations and prospects may have changed since that date.

     The content of this prospectus and the documents incorporated by reference in this prospectus do not necessarily reflect the position or the policy of the U.S. Government or the Department of Defense, and no official endorsement should be inferred.

THE COMPANY

     Our principal executive offices are located at 11 Hurley Street, Cambridge, Massachusetts, 02141 and our telephone number is (617) 234-6500.

     Our web site is located at www.biopure.com. We have not incorporated by reference into this prospectus the information on our web site and you should not consider it to be a part of this document. Our web site address is included in this document as an inactive textual reference only.

THE SECURITIES

Class A common stock, assuming the exercise of all warrants	35,033,042 shares

Structure	Biopure intends to issue shares of its Class A common stock registered hereunder to holders of warrants that were originally issued by the Company in connection with public offerings occurring between May 2003 and December 2004, and who exercise such warrants

Use of proceeds after expenses	We estimate that the net proceeds to us, assuming the exercise of all of the warrants for cash will be approximately $20.0 million. We intend to use these net proceeds for general corporate purposes, including to meet working capital needs. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

Risk factors	See “Risk factors” on page 10 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to exercise the warrants and purchase shares of our common stock.

Nasdaq National Market Trading Symbol	BPUR

     The number of shares of our common stock to be outstanding after this offering is based on 110,151,982 shares of common stock outstanding as of December 8, 2004 and excludes:

•	7,507,679 shares of our Class A common stock issuable upon the exercise of stock options outstanding as of December 8, 2004 under our stock option plans, with a weighted average exercise price of $5.04 per share;

•	894,107 shares of our Class A common stock that have been reserved for issuance upon future grants under our stock option plans; and

•	1,272,119 shares of our Class A common stock, representing the maximum number of shares of Class A common stock issuable upon conversion of our Class B common stock.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. You should also refer to the other information in this prospectus, including information incorporated by reference. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event the trading price of our common stock could decline, and you may lose all or part of your investment in our securities. The risks discussed below also include forward-looking statements; our actual results and actual events may differ substantially from those discussed in these forward-looking statements.

Company Risks

We have a history of losses and expect future losses.

     We have had annual losses from operations since our inception in 1984. In the fiscal years ended October 31, 2002, 2003 and 2004, we had losses from operations of $46,657,000, $47,312,000 and approximately $41,947,000 respectively. We had an accumulated deficit of approximately $470,453,000 as of October 31, 2004. We anticipate that we will continue to generate losses for the next several years. Even if Hemopure were to be approved by the FDA or the analogous European regulatory authorities, we may not be able to achieve profitable operations.

     We require significant funding in order to continue to operate. We expect we will need stockholder approval in order to raise funds through any additional capital stock offerings.

     For us to continue to operate we require significant funding. On December 9, 2004 we announced that we obtained binding commitments to purchase approximately $11.6 million of our Class A common stock and warrants, with net proceeds to Biopure of approximately $10.5 million. We expect that the net proceeds from such offering, together with our current cash on hand, will fund operations through July 2005. To fund operations through October 31, 2005, we expect that we will need to raise approximately $8.5 million. Sufficient funds may not be available to us from any offering, or otherwise on terms that we deem acceptable, if they are available at all.

     We are required under the Nasdaq Stock Market’s marketplace rules to obtain stockholder approval for any issuance of additional equity securities that would comprise more than 20 percent of Biopure’s total shares of common stock or voting power at a discount to the greater of book or market value in an offering that is not deemed to be a “public offering” by Nasdaq. We currently expect that additional funding of our operations in the near term will require additional stockholder approval for purposes of complying with the Nasdaq marketplace rules. We cannot assure you that we will be successful in obtaining any such required stockholder approval, or if such approval is obtained that we will be successful in raising additional funds, if they are available at all, on terms that we deem acceptable or in an amount that would enable us to continue to operate for any significant period of time.

     Our independent registered public accounting firm has modified its report on our 2003 fiscal year with respect to our ability to continue as a going concern, and we expect that the audit report of our independent registered public accounting firm on our consolidated financial statements for fiscal 2004 will include a going concern modification, which may significantly hurt our ability to raise new capital.

     Our funds on hand and forecast sales at October 31, 2003 were not sufficient to fund our operations through the third quarter of fiscal 2004 and, as a result, the audit report of Ernst & Young LLP, our independent registered public accounting firm, on our fiscal 2003 consolidated financial statements includes a going concern modification. This modification states that “the Company’s recurring losses from operations and the current lack of sufficient funds to sustain its operations through the third quarter of fiscal 2004 raise substantial doubt about its ability to continue as a going concern.”

     For us to remain a going concern we require significant funding. We cannot assure you that sufficient funds will be available to us from this offering and additional offerings, or otherwise on terms that we deem acceptable, if they are available at all, to enable us to continue as a going concern. We expect that the audit report of our independent registered public accounting firm on our consolidated financial statements for fiscal 2004 will again include a going concern modification. The inclusion of a going concern modification in Ernst & Young LLP’s audit opinion may materially and adversely affect our stock price and our ability to raise new capital that is needed to fund operations.

     Our consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. We have not made any adjustments to our consolidated financial statements as a result of the going concern modification to the report of our independent registered public accounting firm. If we become unable to continue as a going concern, we could have to liquidate our assets, which means that we are likely to receive significantly less for those assets than the values at which such assets are carried on our consolidated financial statements. Any shortfall in the proceeds from the liquidation of our assets would directly reduce the amounts, if any, that holders of our common stock could receive in liquidation.

     Failure to raise sufficient additional funds will significantly impair or possibly cause us to cease the development, manufacture and sale of our products and our ability to operate.

     The development and regulatory processes for seeking and obtaining approval to market Hemopure in the United States and the European Union have been and will continue to be costly. We will require substantial working capital, in addition to the funds sought hereby, to develop, manufacture and sell Hemopure and to finance our operations until such time, if ever, as we can generate positive cash flow. We will also require substantial additional funding to continue working on questions raised by the FDA arising out of our previously-submitted BLA for an orthopedic surgery indication and to conduct additional human clinical trials for Hemopure. If Hemopure is approved by the FDA or the analogous European regulatory authorities, we expect that we will need to increase our manufacturing capacity, for which we will require significant additional funding. If additional financing is not available when needed or is not available on acceptable terms, we may be unable to successfully develop or commercialize Hemopure or to continue to operate. A sustained period in which financing is not available could force us to go out of business and/or to file for bankruptcy protection.

     If we cannot retain the personnel we need, our costs will rise significantly. If we cannot hire or retain the best people, our operations will suffer.

     We appointed a new president and chief executive officer in June 2004 and formed an interim operating team that includes our CEO and outside consultants to assist us, primarily in our clinical and regulatory functions. Thus, we currently rely to a significant extent on outside consultants for several key roles, which may be a less cost-effective alternative than hiring employees for these positions. Furthermore, we may experience the loss of personnel, including executives and other employees, as a result of attrition, which we have previously experienced, including attrition following reductions in force. We expect that in the future we will need to recruit and retain personnel for several important positions. We may be unable to do so, in particular if we are unable to raise additional capital.

     We may fail to obtain FDA approval for Hemopure, in which event we cannot market Hemopure in the United States, which would have negative consequences for the Company as a whole.

     We will not be able to market Hemopure in the United States unless and until we receive FDA approval. In pursuing both the cardiac and trauma indications for Hemopure, as a prerequisite to further clinical trials for Hemopure sponsored by us in the United States, we intend to continue to address, and will seek to respond as soon as practicable to, the FDA’s safety and other questions arising out of our previously-submitted BLA for an orthopedic surgery indication. Addressing these questions requires considerable data gathering and analysis. We must rely on contractors to complete some of the work. We have been delayed, and could be further delayed, in responding either by the contractors’ failure or inability to timely complete their tasks, or by other unanticipated delays or difficulties. Accordingly, at this time we do not know whether or when we will be able to respond fully to all of these questions and issues raised by the FDA. Furthermore, the FDA may find that responses we may give do not adequately address its questions and that the results of pre-clinical animal studies the FDA has asked for do not adequately address its concerns.

     Moreover, even if we adequately address the FDA’s questions, we will need to obtain FDA acceptance of the protocols for, and complete, human clinical trials to obtain FDA approval for Hemopure for cardiac and trauma indications. The same FDA approval procedures will apply to the proposed trauma indication. In the case of the cardiovascular indication, we expect to submit an IND application to the FDA and may only commence human clinical trials for this indication if we are able to satisfy any objections the FDA raises. To support the filing of the IND, we agreed to conduct a new preclinical study that expands on experiments currently underway. We cannot predict the outcome of this study and when we will submit the IND. Consequently, we do not know whether or when we will be able to commence a U.S. clinical trial of Hemopure for a cardiac indication, or that we will be able to conduct or satisfactorily conclude additional clinical trials required to obtain FDA marketing authorization for this indication. In the case of the trauma indication, the NMRC is taking primary responsibility for designing and seeking FDA acceptance of a two-stage Phase 2/3 clinical protocol for trauma in the out-of-hospital setting and is expected to be principally responsible for conducting the trial. The FDA may delay or withhold such acceptance, or if it grants such acceptance and the trial is commenced and concluded, the results of the trial may not support marketing authorization of Hemopure for the proposed trauma indication. Similarly, in the case of our previously-submitted BLA for the orthopedic surgery indication, we would most likely be required to conduct additional clinical trials, the design of which would be subject to FDA review, and the results of such trials may not support marketing authorization.

     In addition, future governmental action or existing or changes in FDA policies or precedents may result in delays or rejection of an application for marketing approval. The FDA has considerable discretion in determining whether to grant marketing approval for a drug, and may delay or deny approval even in circumstances where the applicant’s clinical trials have proceeded in compliance with FDA procedures and regulations and have met the established end points of the trials. Despite all of our efforts, the FDA could refuse to grant marketing authorization for Hemopure. Challenges to FDA determinations are generally time consuming and costly, and rarely succeed. We can give no assurance that we will obtain FDA marketing authorization for Hemopure for any indication, and the failure to obtain any approval would have severe negative consequences for our company.

     If we fail to obtain regulatory approvals in foreign jurisdictions, we will not be able to market Hemopure abroad.

     We also intend to seek to market Hemopure in international markets, including the European Union. Whether or not FDA marketing authorization has been obtained, we must obtain separate regulatory approvals in order to market our products in the European Union and many other foreign jurisdictions. The regulatory approval processes differ among these jurisdictions, and the time needed to secure marketing approvals may be longer than that required for FDA approval. These applications may require the completion of additional pre-clinical and clinical studies and disclosure of information relating to manufacturing and controls. Approval in any one jurisdiction does not ensure approval in a different jurisdiction. As a result, obtaining foreign approvals will require additional expenditures and significant amounts of time. We can give no assurance that we will obtain marketing authorization for Hemopure in any foreign jurisdiction other than that already obtained in South Africa.

     Clinical trials are extremely costly and subject to numerous risks and uncertainties.

     To gain regulatory approval from the FDA and analogous European regulatory authorities for the commercial sale of any product, including Hemopure, we must demonstrate in clinical trials, and satisfy the FDA and foreign regulatory authorities as to, the safety and efficacy of the product. Clinical trials are expensive and time-consuming, as is the regulatory review process. Clinical trials are also subject to numerous risks and uncertainties not within our control. For example, data we obtain from pre-clinical and clinical studies are susceptible to varying interpretations that could impede regulatory approval. Further, some patients in our clinical trials may have a high risk of death, age-related disease or other adverse medical events that may not be related to our product. These events may affect the statistical analysis of the safety and efficacy of our product. If we obtain marketing authorization for a product, the authorization will be limited to the indication for which our clinical trials have demonstrated the product is safe and effective.

     In addition, many factors could delay or result in termination of ongoing or future clinical trials. Results from ongoing or completed pre-clinical or clinical studies or analyses could raise concerns over the safety or efficacy of a product candidate. For example, in April, 2003, the FDA placed our proposed Phase 2 clinical trial of Hemopure for the treatment of trauma on clinical hold citing safety concerns based on a review of data from our Phase 3 clinical trial in patients undergoing surgery. We cannot assure investors that the FDA will not place other clinical trials we sponsor on hold in the future. A clinical trial may also experience slow patient enrollment. The rate of completion of our clinical trials is dependent in large part on the rate of patient enrollment. There may be limited availability of patients who meet the criteria for certain clinical trials. Delays in planned patient enrollment can result in increased development costs and delays in regulatory approvals. Further, we rely on investigating physicians and the hospital trial sites to enroll patients. At our recommendation, the South African hospital that is the sole site for our trauma trial recently interrupted enrollment to address site procedures, not product related issues. In addition, patients may experience adverse medical events or side effects resulting in delays, whether or not the events or the side effects relate to the study material, and there may be a real or perceived lack of effectiveness of, or safety issues associated with, the product we are testing. We have experienced one such delay in our European trial.

     We may not have the financial resources to fund required trials and our operations until FDA or European marketing authorization for Hemopure is obtained, if ever.

     We cannot expand indications for Hemopure unless we receive FDA approval for each proposed indication. The FDA requires a separate approval for each proposed indication for the use of Hemopure in the United States. In order to market Hemopure for more than one indication, we will have to design additional clinical trials, submit the trial designs to the FDA for review and complete those trials successfully. If the FDA approves Hemopure for an indication, it may require a label cautioning against Hemopure’s use for indications for which it has not been approved.

     The Securities and Exchange Commission staff has preliminarily determined to recommend a civil injunctive proceeding against us and several of our former and current officers and directors. We and several of our former and current directors and officers are subject to consolidated class action lawsuits and we and seven of our former and current directors and officers are subject to consolidated derivative actions.

     During the fourth quarter of fiscal 2003, we were notified of a confidential investigation by the Securities and Exchange Commission, or SEC. On December 22, 2003, we and our former chief executive officer and board member and our former senior vice president, regulatory and operations, each received a “Wells Notice” from the SEC staff indicating the staff’s preliminary determination to recommend that the SEC bring a civil injunctive proceeding against the Company and such former officers. On April 29, 2004, our current chairman, a former director, our current chief technology officer and our current general counsel each also received a Wells Notice from the SEC staff indicating the staff’s preliminary determination to recommend that the SEC bring a civil injunctive proceeding against them. We have responded in writing to the “Wells Notice” received by the Company explaining why the SEC ought not to bring a proceeding. The investigation is ongoing and, to our knowledge, no formal recommendation has been made to date and we do not know what action, if any, the SEC staff may finally recommend. Following our announcement of the Wells Notices, a number of class action lawsuits, subsequently consolidated, were filed against us and several of our former and current executive officers in the U.S. District Court of Massachusetts, captioned “IN RE: Biopure Corporation Securities Litigation,” Civil Action No. 03-12628-NG. In addition, all members of our board of directors as of December 22, 2003, our general counsel and the Company are named as defendants in two derivative actions filed in January of 2004 in the U.S. District Court of Massachusetts, and subsequently consolidated, captioned “IN RE: Biopure Corporation Derivative Litigation,” Master Docket No. 1:04-cv-10177 (NG), claiming that such directors breached fiduciary duties in connection with the same disclosures that are the subject of the class action lawsuits. Details about the SEC investigation, the class actions and the derivative actions are contained in our most recent report on Form 10-Q which is incorporated herein by reference. We believe the class action lawsuits and derivative actions are without merit, and we intend to defend against them vigorously.

     There can be no assurance as to the outcome of any of these proceedings. Members of our board of directors and management may spend considerable time and effort cooperating with the SEC in its investigation and defending the class action lawsuits and derivative actions, which may adversely affect our business, results of operations and financial condition. We may incur substantial costs in connection with these proceedings, including significant legal expenses, fines, judgments or settlements that exceed the amount of, or are not covered by, our insurance policies. In addition, the uncertainty about the possible effect of these matters on our financial condition may adversely affect our stock price and our ability to raise capital.

     The SEC proceedings may harm our business and financial condition if they result in substantial fines, judgments or settlements that exceed the amount of coverage under our insurance policies, or if such fines, judgments or settlements are not covered by our insurance policies.

     Our director and officer liability insurance policies provide limited liability protection relating to the SEC investigation, the securities class actions and derivative lawsuits against us and certain of our current and former officers and directors. If these policies do not adequately cover expenses and liabilities relating to these proceedings, our financial condition could be materially harmed. The lawsuits and SEC investigation may make renewal of our director and officer liability insurance in July 2005 or thereafter expensive or unavailable. Increased premiums could materially harm our financial results in future periods. The inability to obtain this coverage due to its unavailability or prohibitively expensive premiums would make it more difficult to retain and attract officers and directors and expose us to potentially self-funding potential future liabilities ordinarily mitigated by director and officer liability insurance.

     If we cannot find appropriate marketing partners, we may not be able to market and distribute Hemopure effectively.

     Our success depends, in part, on our ability to market and distribute Hemopure effectively. We have no experience in the sale or marketing of medical products for humans. In the event that we obtain FDA approval of Hemopure, we may choose initially to market Hemopure using an independent distributor. Any such distributor:

•	might not be successful in marketing Hemopure;

•	might, at its discretion, limit the amount and timing of resources it devotes to marketing Hemopure; and

•	might terminate its agreement with us and abandon our products at any time whether or not permitted by the applicable agreement.

     If we do not enter into a satisfactory distributorship agreement, we may be required to seek an alternative arrangement such as an alliance with a pharmaceutical company, or recruiting, training and retaining a marketing staff and sales force of our own. We may not be successful in obtaining satisfactory distributorship agreements or entering into alternative arrangements. If we fail to establish a revenue stream in South Africa, we might have to withdraw from that market.

     If we cannot generate adequate, profitable sales of Hemopure, we will not be successful.

     To succeed, we must develop Hemopure commercially and sell adequate quantities of Hemopure at a high enough price to generate a profit. We may not accomplish either of these objectives. To date, we have focused our efforts on developing Hemopure, establishing its safety and efficacy and seeking marketing approval. Uncertainty exists regarding the potential size of the market for Hemopure and the price that we can charge for it. Additionally, the size of the market will be affected by the indication(s) for which Hemopure is approved and will be greatly reduced if reimbursement for the cost of Hemopure is not available from health insurance companies or government programs.

     If we cannot obtain market acceptance of Hemopure, we will not be able to generate adequate, profitable sales.

     Even if we succeed in obtaining marketing approval for Hemopure, a number of factors may affect future sales of our product. These factors include:

•	whether and how quickly physicians accept Hemopure as a cost-effective and therapeutic alternative to other products; and

•	whether medical care providers or the public accept the use of a bovine-derived protein in transfusions or as a therapeutic in cardiovascular disease, particularly in light of public perceptions in the United States, Europe and elsewhere about the risk of “mad cow disease.”

     If we fail to comply with good manufacturing practices, we may not be able to sell our products.

     To obtain the approval of the FDA and analogous European regulatory authorities to sell Hemopure, we must demonstrate to them that we can manufacture Hemopure in compliance with the applicable good manufacturing practices, commonly known as GMPs. GMPs are stringent requirements that apply to all aspects of the manufacturing process. We are subject to inspections of the FDA and analogous European regulatory authorities at any time to determine whether we are in compliance with GMP requirements. If we fail to manufacture in compliance with GMPs, these regulatory authorities may refuse to approve Hemopure or may take other enforcement actions with respect to Hemopure.

     The manufacturing process for Hemopure is complicated and time-consuming, and we may experience problems that would limit our ability to manufacture and sell Hemopure.

     Our products are biologics and require product characterization steps that are more complicated, time-consuming and costly than those required for most chemical pharmaceuticals. Accordingly, we employ multiple steps to attempt to control the manufacturing processes. Minor deviations in these manufacturing processes or other problems could result in unacceptable changes in the products that result in lot failures, increased production scrap, shipment delays, product recalls or product liability, all of which could negatively impact our results of operations.

     If we were unable to use our manufacturing facilities in Massachusetts or Pennsylvania, we would not be able to manufacture for an extended period of time.

     We manufacture at a single location located in Massachusetts with ancillary facilities in Pennsylvania and New Hampshire. Damage to any of these manufacturing facilities due to fire, contamination, natural disaster, power loss, riots, unauthorized entry or other events could cause us to cease manufacturing. For example, if our Massachusetts manufacturing facility were destroyed, it could take approximately two years or more to rebuild and qualify it. In the reconstruction period, we would not be able to manufacture product and thus would have no supply of Hemopure for research and development, clinical trials or sales following exhaustion of finished goods in inventory. A new facility would take longer to construct.

     If Hemopure receives regulatory approval, we must expand our manufacturing capacity to develop our business, which will require substantial third party financing. Failure to increase our manufacturing capacity may impair Hemopure’s market acceptance and prevent us from achieving profitability.

     If Hemopure is approved by the FDA or the analogous European regulatory authorities, we will need to construct new manufacturing capacity to develop our business. The increase in our manufacturing capacity is dependent upon our obtaining substantial financing from third parties. Third parties can be expected to be unwilling to commit to finance a new manufacturing facility so long as we do not have approval of the FDA or the analogous European regulatory authorities to market Hemopure. We cannot assure you that sufficient financing for new manufacturing capacity will be available or, if available, will be on terms that are acceptable to us. We expect that, once we have the required significant financing in place, it would take 30 to 36 months, or more, to build a large Hemopure manufacturing facility and to qualify and obtain facility approval from the FDA and analogous European regulatory authorities.

     We will face risks, including the risk of scale-up of our processes, in the construction of any new manufacturing capacity, and in turn could encounter delays, higher than usual rejects, additional reviews and tests of units produced and other costs attendant to an inability to manufacture saleable product.

     If Hemopure is approved for marketing in a major market and receives market acceptance, we may experience difficulty manufacturing enough of the product to meet demand. The manufacturing processes we currently employ to produce small quantities of material for research and development activities and clinical trials may not be successfully scaled up for production of commercial quantities at a reasonable cost or at all. If we cannot manufacture sufficient quantities of Hemopure, we may not be able to build our business or operate profitably. In addition, if we cannot fill orders for Hemopure, customers might turn to alternative products and may choose not to use Hemopure even after we have addressed our capacity shortage.

     Our lack of operating history makes evaluating our business difficult.

     Proceeds from the sales of equity securities, payments to fund our research and development activities, licensing fees, and interest income have provided almost all of our funding to date. We have no operating history of selling Hemopure upon which to base an evaluation of our business and our prospects.

     If we are not able to protect our intellectual property, competition could force us to lower our prices, which might reduce profitability.

     We believe that our patents, trademarks and other intellectual property rights, including our proprietary know-how, will be important to our success. Accordingly, the success of our business will depend, in part, upon our ability to defend our intellectual property against infringement by third parties. We cannot guarantee that our intellectual property rights will protect us adequately from competition from similar products or that additional products or processes we discover or seek to commercialize will receive adequate intellectual property protection.

     In addition, third parties may successfully challenge our intellectual property. For example, one of our European patents was the subject of an opposition proceeding. A competitor may seek to employ arguments made during the opposition to challenge claims in other issued patents that are in the same patent family, including United States patents. We have not filed patent applications in every country. In certain countries, obtaining patents for our products, processes and uses may be difficult or impossible. Patents issued in regions other than the United States and Europe may be harder to enforce than, and may not provide the same protection as, patents obtained in the United States and Europe.

     Failure to avoid infringement of others’ intellectual property rights could impair our ability to manufacture and market our products.

     We cannot guarantee that our products and manufacturing process will be free of claims by third parties alleging that we have infringed their intellectual property rights. Several third parties hold patents with claims to compositions comprising polymerized hemoglobin and their methods of manufacture and use. One or more of these third parties may assert that our activities infringe claims under an existing patent. Such a claim could be asserted while we are still developing or marketing Hemopure. Any such claim could be expensive and time-consuming to defend, and an adverse litigation result or a settlement of litigation could require us to pay damages, obtain a license from the complaining party or a third party, develop non-infringing alternatives or cease using the challenged trademark, product or manufacturing process. Any such result could be expensive or result in a protracted plant shutdown, in turn adversely affecting our ability to operate profitably.

     There can be no assurance that we would prevail in any intellectual property infringement action, will be able to obtain a license to any third party intellectual property on commercially reasonable terms, successfully develop non-infringing alternatives on a timely basis, or license alternative non-infringing trademarks, products, or manufacturing processes, if any exist, on commercially reasonable terms. Any significant intellectual property impediment to our ability to develop and commercialize Hemopure would seriously harm our business and prospects.

     Our profitability will be adversely affected if we incur product liability claims in excess of our insurance coverage.

     The testing and marketing of medical products, even after FDA approval, have an inherent risk of product liability. We maintain limited product liability insurance coverage in the total amount of $20,000,000. However, our profitability will be adversely affected by a successful product liability claim in excess of our insurance coverage. We cannot guarantee that product liability insurance will be available in the future or be available on reasonable terms.

     Replacing our sole source suppliers for key materials could result in unexpected delays and expenses.

     We obtain some key materials, including membranes and chemicals, and services from sole source suppliers. All of these materials are commercially available elsewhere. If such materials or services were no longer available at a reasonable cost from our existing suppliers, we would need to purchase substitute materials from new suppliers. If we need to locate a new supplier, the substitute or replacement materials or facilities will need to be tested for equivalency. Such equivalency tests could significantly delay development of a product, delay or limit commercial sales of FDA-approved products, if any, and cause us to incur additional expense.

     We obtain bovine hemoglobin from one abattoir and from herds that are located in two states of the United States. We cannot predict the future effect, if any, on us of the recent discovery of “mad cow” disease in the United States. Any quarantine affecting herds that supply us or a shut down of the abattoir we source from could have a material adverse effect on us, as we would have to find, validate and obtain FDA approval of new sources of supply or new facilities.

     Recently enacted changes in the securities laws and regulations are likely to increase our costs.

     The Sarbanes-Oxley Act of 2002, which became law in July 2002, has required changes in some of our corporate governance, securities disclosure and compliance practices. In response to the requirements of that Act, the SEC and the Nasdaq have promulgated new rules and listing standards covering a variety of subjects. Compliance with these new rules and listing standards has increased our legal and financial and accounting costs, and we expect these increased costs to continue. These developments may make it more difficult and more expensive for us to obtain director and officer liability insurance. Likewise, these developments may make it more difficult for us to attract and retain qualified members of our board of directors, particularly independent directors, or qualified executive officers.

     As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal controls over financial reporting in their annual reports on Form 10-K that contains an assessment by management of the effectiveness of the company’s internal controls over financial reporting. In addition, the public accounting firm auditing the company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. This requirement will first apply to our annual report on Form 10-K for our fiscal year ending October 31, 2005. If our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of October 31, 2005 and future year-ends as required by Section 404 of the Sarbanes-Oxley Act of 2002, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of your securities.

     Provisions of our Restated Certificate of Incorporation and by-laws could impair or delay stockholders’ ability to replace or remove our management and could discourage takeover transactions that a stockholder might consider to be in its best interest.

     Provisions of our restated certificate of incorporation and by-laws, as well as our stockholder rights plan, could impede attempts by stockholders to remove or replace our management or could discourage others from initiating a potential merger, takeover or other change of control transaction, including a potential transaction at a premium over market price that a stockholder might consider to be in its best interest. In particular:

•	Our Restated Certificate of Incorporation does not permit stockholders to take action by written consent and provides for a classified board of directors, and our by-laws provide that stockholders who wish to bring business before an annual meeting of stockholders or to nominate candidates for election of directors at an annual meeting of stockholders must deliver advance notice of their proposals to us before the meeting. These provisions could make it more difficult for a party to replace our board of directors by requiring two annual stockholder meetings to replace a majority of the directors, making it impossible to remove or elect directors by written consent in lieu of a meeting and making it more difficult to introduce business at meetings.

•	Our stockholder rights plan may have the effect of discouraging any person or group that wishes to acquire more than 20 percent of our Class A common stock from doing so without obtaining our agreement to redeem the rights. If our agreement to redeem the rights is not obtained, the acquiring person or group would suffer substantial dilution.

Industry Risks

     Intense competition could harm our financial performance.

     The biotechnology and pharmaceutical industries are highly competitive. There are a number of companies, universities and research organizations actively engaged in research and development of products that may be similar to, or alternatives to, Hemopure for orthopedic surgery, trauma or cardiac disease indications. We are aware that at least one public company competitor, Northfield Laboratories Inc., is in the advanced stages of developing a hemoglobin-based oxygen carrier produced from human blood that has passed its expiration date for human transfusion. Northfield’s product is in a Phase 3 clinical trial for a trauma indication. We are also aware that companies are conducting preclinical studies and clinical trials of hemoglobin-based or perfluorocarbon oxygen carriers. The products being developed by these companies are intended for use in humans and as such could compete, if approved by regulatory authorities, with Hemopure. We could also encounter competition in the cardiovascular indication from certain medical devices and drugs on the market or currently under development.

     Increased competition could diminish our ability to become profitable or affect our profitability in the future. Our existing and potential competitors:

•	are conducting preclinical studies and clinical trials of their products;

•	might have or be able to access substantially greater resources than we have and be better equipped to develop, manufacture and market their products;

•	may have their products approved for marketing prior to Hemopure; and

•	may develop superior technologies or products rendering our technology and products non-competitive or obsolete.

     Stringent, ongoing government regulation and inspection of our products could lead to delays in the manufacture, marketing and sale of our products.

     The FDA and comparable foreign regulatory authorities continue to regulate products even after they receive marketing authorization. If the FDA or comparable foreign regulatory authorities approve Hemopure, its manufacture and marketing will be subject to ongoing regulation, including compliance with current good manufacturing practices, adverse event reporting requirements and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. We are also subject to inspection and market surveillance by the FDA and comparable foreign regulatory authorities for compliance with these and other requirements. Any enforcement action resulting from failure, even by inadvertence, to comply with these requirements could affect the manufacture and marketing of Hemopure. In addition, the FDA or comparable foreign regulatory authorities could withdraw a previously approved product from the applicable market(s) upon receipt of newly discovered information. Furthermore, the FDA or comparable foreign regulatory authorities could require us to conduct additional, and potentially expensive, studies in areas outside our approved indications. Also, unanticipated changes in existing regulations or the adoption of new regulations could affect and make more expensive the continued manufacturing and marketing of our products.

     Health care reform and controls on health care spending may limit the price we can charge for Hemopure and the amount we can sell.

     The federal government and private insurers have considered ways to change, and have changed, the manner in which health care services are provided in the United States. Potential approaches and changes in recent years include controls on health care spending and the creation of large purchasing groups. In the future, it is possible that the government may institute price controls and limits on Medicare and Medicaid spending. These controls and limits might affect the payments we collect from sales of our products. Assuming we succeed in bringing Hemopure to market, uncertainties regarding future health care reform and private market practices could affect our ability to sell Hemopure in large quantities at profitable pricing in the United States and abroad.

     Uncertainty of third-party reimbursement could affect our profitability.

     Sales of medical products largely depend on the reimbursement of patients’ medical expenses by governmental health care programs and private health insurers. Even if Hemopure is approved for marketing, there is no guarantee that governmental health care programs or private health insurers would reimburse for purchases of Hemopure, or reimburse a sufficient amount to permit us to sell Hemopure at high enough prices to generate a profit.

Investment Risks

     We may not continue to qualify for listing on the Nasdaq National Market, which may cause the value of your investment in our company to substantially decrease.

     We may be unable to meet the listing requirements of the Nasdaq National Market in the future. To maintain our listing on the Nasdaq National Market, we are required, among other things, to maintain a minimum bid price per share of at least $1.00. In June 2004, we received notice from the Nasdaq National Market that the daily minimum bid price of our Class A common stock fell, and remained below, $1.00 for 30 consecutive business days. As a result, we are out of compliance with the $1.00 minimum bid price for continued inclusion of our Class A common stock in the Nasdaq National Market. We have until December 14, 2004 to regain compliance, and we will have an additional 180 calendar days, if at December 14, 2004 we meet the initial listing criteria other than the bid price requirement. As of the date of this prospectus, we were in compliance with the initial listing criteria other than the minimum bid price. We may not be able to regain compliance with the minimum bid price requirement. If we are unable to regain compliance within the required period, and are further unable to meet the criteria for initial inclusion on the Nasdaq National Market through other measures to increase our per share bid price, our Class A common stock may be delisted from the Nasdaq National Market. Delisting from the Nasdaq National Market would adversely affect the trading price and limit the liquidity of our common stock and therefore cause the value of your investment in our company to substantially decrease.

     If we sell additional shares, our stock price may decline as a result of the dilution which will occur to existing stockholders.

     Until we are profitable, we will need significant additional funds to develop our business and sustain our operations. Any additional sales of shares of our common stock are likely to have a dilutive effect on our then existing stockholders. Subsequent sales of these shares in the open market could also have the effect of lowering our stock price, thereby increasing the number of shares we may need to issue in the future to raise the same dollar amount and consequently further diluting our outstanding shares. These future sales could also have an adverse effect on the market price of our shares and could result in additional dilution to the holders of our shares.

     The perceived risk associated with the possible sale of a large number of shares could cause some of our stockholders to sell their stock, thus causing the price of our stock to decline. In addition, actual or anticipated downward pressure on our stock price due to actual or anticipated sales of stock could cause some institutions or individuals to engage in short sales of our common stock, which may itself cause the price of our stock to decline.

     If our stock price declines, we may be unable to raise additional capital. A sustained inability to raise capital could force us to go out of business. Significant declines in the price of our common stock could also impair our ability to attract and retain qualified employees, reduce the liquidity of our common stock and result in the delisting of our common stock from the Nasdaq NM.

     Shares eligible for future sale may cause the market price for our common stock to drop significantly, even if our business is doing well.

     We cannot predict the effect, if any, that future sales of our common stock or the availability of shares for future sale will have on the market price of our common stock from time to time. Substantially all of our outstanding shares of Class A common stock are freely tradeable in the public market, unless acquired by our affiliates. Other shares of our common stock issued in the future, including shares issued upon exercise of outstanding options and warrants, may become available for resale in the public market from time to time, and the market price of shares of our common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them.

     Our stock price has been and may continue to be highly volatile, which may adversely affect holders of our stock and our ability to raise capital.

     The trading price of our common stock has been and is likely to continue to be extremely volatile. During the period from November 1, 2001 through December 3, 2004, the trading price of our stock has ranged from a low of $0.32 per share (on September 13, 2004) to a high of $20.30 per share (on November 6, 2001). Our stock price and trading volume could be subject to wide fluctuations in response to a variety of factors, including, but not limited to, the following:

•	failure to identify and hire permanent key personnel;

•	loss of key personnel;

•	an inability to obtain or the perception that we will be unable to obtain adequate financing to fund our operations;

•	FDA action or delays in FDA action on Hemopure or competitors’ products;

•	the outcome of SEC investigations, or any litigation or threatened litigation;

•	publicity regarding actual or potential medical results relating to products under development by us or our competitors;

•	actual or potential pre-clinical or clinical trial results relating to products under development by us or our competitors;

•	delays in our testing and development schedules;

•	events or announcements relating to our relationships with others, including the status of potential transactions with investors, licensees and other parties;

•	announcements of technological innovations or new products by our competitors;

•	developments or disputes concerning patents or proprietary rights;

•	regulatory developments in the United States and foreign countries;

•	economic and other factors, as well as period-to-period fluctuations in our financial results;

•	market conditions for pharmaceutical and biotechnology stocks; and

•	communications from the Nasdaq National Market concerning delisting or potential delisting.

     External factors may also adversely affect the market price for our common stock. Our common stock currently trades on the Nasdaq National Market under the symbol “BPUR.” The price and liquidity of our common stock may be significantly affected by the overall trading activity and market factors on the Nasdaq NM.

     Upon the filing of our Annual Report on Form 10-K on or around January 14, 2005, we anticipate that we will not be eligible to use Form S-3 for primary offerings of shares of Class A common stock. If we are unable to cause this registration statement to become effective prior to the filing of our Annual Report, then holders of certain warrants issued by us between March 2003 and December 2004 may experience a period of illiquidity with respect to the underlying shares of Class A common stock.

     We anticipate that upon filing our Annual Report on Form 10-K, which we are required to file by January 14, 2005, the registration statements covering the shares of Class A common stock issuable upon exercise of certain warrants previously issued by us, will not be available to cover the shares of Class A common stock issuable upon exercise of such warrants. This Registration Statement on Form S-2 is intended to register the issuance of the shares of Class A common stock upon exercise of all of such warrants. However, if this Registration Statement on Form S-2 is not declared effective by the SEC prior to the filing of our annual report, then the holders of the warrants will experience a period of illiquidity in which they will be unable to exercise their warrants until such time, if ever, there is an effective registration statement covering the shares of common stock issuable upon exercise of such warrants or there is a valid exemption from registration available to such holder.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

     This prospectus and the documents incorporated herein by reference include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Exchange Act. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these provisions. These forward-looking statements include, without limitation, statements about our market opportunity, strategies, competition, expected activities, expected profitability and investments as we pursue our business plan, and the adequacy of our available cash resources. These forward-looking statements are usually accompanied by words such as “believe,” “anticipate,” “plan,” “seek,” “expect,” “intend” and similar expressions. The forward-looking information is based on various factors and was derived using numerous assumptions.

     These forward-looking statements involve risks and uncertainties. Forward-looking statements include those that imply that we will be able to commercially develop Hemopure, that in pursuing the cardiovascular and trauma indications we will be able to successfully address the safety and other questions of the FDA arising out of our previously submitted BLA for an orthopedic surgery indication, that our expectations regarding the NMRC assuming and carrying out primary responsibility for conducting a two-stage Phase 2/3 clinical trial in the out-of-hospital setting will be met, that we will be able to obtain regulatory approvals required for the marketing and sale of Hemopure or any other product in a major market, that anticipated milestones will be met in the expected timetable, that any pre-clinical or clinical trials will be successful, that Hemopure, if it receives regulatory approval, will attain market acceptance and be manufactured and sold in the quantities anticipated, that we will be able to successfully increase our manufacturing capacity for Hemopure if it receives regulatory approval, that we will be able to manage our expenses effectively and raise the funds needed to operate our business, or that we will be able to stabilize and enhance our financial position. Actual results may differ materially from those set forth in the forward-looking statements due to risks and uncertainties that exist in our operations and business environment. These risks include, without limitation, the availability of sufficient financing to continue operations, changes in our cash needs, our stage of product development, history of operating losses and accumulated deficit, uncertainties and possible delays related to clinical trials and regulatory approvals, possible healthcare reform, our limited manufacturing capability, marketing, market acceptance and competition and the other factors identified under “Risk Factors” in this prospectus. All forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus are based on information available to us on the date such statements were made. In light of the substantial risks and uncertainties inherent in all future projections, the inclusion of forward-looking statements in this prospectus should not be regarded as representations by us that our objectives or plans will be achieved. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Form 10-Q, 8-K and 10-K reports to the SEC.

RECENT DEVELOPMENTS

     On December 8, 2004, we obtained binding commitments to purchase approximately $11.6 million of our Class A common stock and warrants, with net proceeds to Biopure of approximately $10.5 million, and issued 40,000,000 shares of Class A common stock at a price of $0.29 per share and warrants to purchase 20,000,000 shares of Class A common stock at an exercise price of $0.31 per share. We sold the shares and warrants under a shelf registration statement. C.E. Unterberg, Towbin, LLC acted as the agent for the offering.

USE OF PROCEEDS

     We estimate that the net proceeds from the issuance of 35,033,042 shares of Class A common stock upon exercise of the warrants (assuming all warrants are exercised in full and for cash) will be approximately $20.3 million. We intend to use the net proceeds from the sale of the securities for general corporate purposes, including to meet to working capital needs. Pending these uses, the net proceeds will be invested in an interest-bearing money market account with a financial institution.

DETERMINATION OF OFFERING (OR EXERCISE) PRICE

     The offering (or exercise) price of the shares covered by this prospectus is equal to the applicable exercise prices of the warrants originally issued in connection with public offerings between March 2003 and December 2004. The terms of the warrants, including the exercise prices, were determined in arms-length negotiations with unaffiliated third parties.

PLAN OF DISTRIBUTION

     We may sell or issue shares of common stock, from time to time, by any method permitted by the Securities Act of 1933, including upon the exercise of the warrants, through agents, in privately negotiated transactions in any combination of these methods of sale or issuance.

     The distribution of the common stock may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices.

     We have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities. As of the date of this prospectus, there are no special selling arrangements between any broker-dealer or other person and us. No period of time has been fixed within which the shares of common stock will be offered or sold.

     If required under applicable state securities laws, we will sell the securities only through registered or licensed brokers or dealers. In addition, in some states, we may not sell securities unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and complied with.

     Under applicable rules and regulations under the Securities Exchange Act of 1934, as amended, any person engaged in the distribution of the common stock may be limited to not simultaneously engaging in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution.

     We will bear all costs, expenses and fees in connection with the registration of the common stock, as well as the expense of all commissions and discounts, if any, attributable to the sales of the common stock by us.

DESCRIPTION OF COMMON STOCK

     The following description of the terms of the common stock sets forth certain general provisions of the common stock as contained in our Charter and by-laws and is qualified in its entirety by reference to Delaware law and our Charter and by-laws in their entirety.

Class A Common Stock

     We are currently authorized to issue up to 200,000,000 shares of Class A common stock, par value $0.01 per share. As of December 8, 2004, there were 110,151,982 shares of our Class A common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable. Our Class A common stock is listed on the Nasdaq Stock Market under the symbol “BPUR.”

     The holders of our Class A common stock are entitled to one vote per share on all matters submitted to our stockholders. The holders of our Class A common stock are entitled to receive dividends as and when declared by our board of directors.

     Upon any liquidation, dissolution or winding up of Biopure, holders of Class A common stock are entitled to ratable distribution, with the holders of the Class B common stock, of the assets available for distribution to our stockholders, after payment of the liquidation preferences due to the holders of our convertible preferred stock.

     Holders of Class A common stock do not have preemptive rights or cumulative voting rights.

Class B Common Stock

     We are currently authorized to issue up to 179 shares of Class B common stock, par value $0.01 per share. As of November 30, there were 117.7 shares of our Class B common stock outstanding. All outstanding shares of our Class B common stock are fully paid and nonassessable. Our Class B common stock is not listed on any national stock exchange.

     Except as required by law, the holders of Class B common stock have no voting rights and have no right to receive dividends on their Class B common stock.

     The shares of Class B common stock are convertible into Class A common stock after the receipt of FDA approval for the commercial sale of Hemopure for use as an oxygen transport material in humans. The conversion ratio is based on a valuation of Biopure at the time of conversion which cannot exceed $3.0 billion. The maximum number of shares of Class A common stock issuable upon conversion of the Class B common stock is 1,272,119 and the minimum is 646,660. We will not issue any additional shares of Class B common stock.

     In the event of a liquidation, dissolution or winding up of Biopure, holders of Class B common stock are entitled to ratable distribution on an as-converted basis, with the holders of the Class A common stock, of the assets available for distribution to our stockholders. For this purpose, the currently outstanding shares of Class B common stock would be convertible into approximately 1,052,395 shares of Class A common stock.

INFORMATION ACCOMPANYING PROSPECTUS

     This prospectus is accompanied by a copy of (i) our Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on January 30, 2004 (which includes all of the information contained in our Annual Report on Form 10-K for the year ended October 31, 2003, as filed on January 29, 2004), (ii) our Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on August 11, 2004, and (iii) our Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, as filed on September 13, 2004.

WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. These documents are on file with the SEC under the file number 001-15167. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. You can request copies of these documents by contacting the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

     This prospectus is part of a registration statement on Form S-2 relating to the common stock offered by this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement, its exhibits and schedules, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of that contract or other document filed as an exhibit to the registration statement. For further information about us and the common stock offered by this prospectus we refer you to the registration statement and its exhibits and schedules which may be obtained as described above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to “incorporate by reference” the information contained in documents that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supersedes information incorporated by reference that we filed with the SEC before the date of this prospectus, while information that we file later with the SEC will automatically update and supersede prior information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, prior to the termination of the offering:

•	our annual report on Form 10-K for the fiscal year ended October 31, 2003 as filed on January 29, 2004, our amended annual report on Form 10-K/A for the fiscal year ended October 31, 2003 as filed on January 30, 2004 and our amended annual report on Form 10-K/A for the fiscal year ended October 31, 2003 as filed on August 11, 2004;

•	our quarterly reports on Form 10-Q for the fiscal quarter ended January 31, 2004 as filed with the

SEC on March 16, 2004, for the fiscal quarter ended April 30, 2004 as filed with the SEC on June 14, 2004, and the fiscal quarter ended July 31, 2004 as filed on September 13, 2004;

•	our current reports on Form 8-K filed on February 26, 2004, April 7, 2004, September 10, 2004, September 16, 2004, October 14, 2004, December 1, 2004 and December 8, 2004;

•	the description of the preferred stock purchase rights contained in our registration statement on Form 8-A filed with the SEC on November 4, 1999; and

•	the description of the Class A common stock contained in Biopure’s Registration Statement on Form S-1 (Registration No. 333-78829), that was incorporated by reference into our registration statement in Form 8-A/A filed on July 26, 1999.

     You may obtain a copy of any of the other filings listed above, at no cost, at the “Investor Relations” section of our website (www.biopure.com), and you may request copies of these filings, at no cost, by writing or telephoning us at:

Biopure Corporation
Attention: Secretary
11 Hurley Street
Cambridge, MA 02141
Telephone: (617) 234-6500

     Except for the SEC filings that are incorporated by reference, the information contained on our website is not a part of this prospectus.

LEGAL MATTERS

     The validity of the issuance of the securities offered in this prospectus will be passed upon for Biopure by our general counsel, Jane Kober. As of November 30, 2004, Jane Kober Esq., Senior Vice President, General Counsel and Secretary of the Company, held 13,290 shares of common stock and options to purchase 286,673 shares of common stock.

EXPERTS

     Ernst & Young LLP, Independent Registered Public Accounting Firm, have audited our consolidated financial statements included in our Annual Report (Form 10-K/A) for the year ended October 31, 2003, as set forth in their report (which contains an explanatory paragraph describing conditions that raise substantial doubt about the Company’s ability to continue as a going concern as described in Note 1 to the consolidated financial statements), which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

     The aggregate estimated expenses in connection with the sale of the securities being registered hereby are currently anticipated to be as follows (all amounts except for the Securities and Exchange Commission filing fee are estimated). All expenses of the offering will be paid by Biopure Corporation.

SEC Registration Fee	$2,600
Legal Fees and Expenses	$40,000
Printing Expenses	$25,000
Accountants’ Fees and Expenses	$10,000
Miscellaneous Costs	$5,000
Total	$82,600

Item 15. Indemnification of Directors and Officers

     Our Restated Certificate of Incorporation provides that each of our directors and officers shall be indemnified and held harmless by us, to the fullest extent authorized by the Delaware General Corporation Law, against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA, excise taxes or penalties, and amounts paid in settlement) reasonably incurred by reason of the fact that he or she is a director or officer.

     The Delaware General Corporation Law authorizes a corporation to indemnify its directors and officers provided that the corporation shall not eliminate or limit the liability of a director as follows:

•	for any action brought by or in the right of a corporation where the director or officer is adjudged to be liable to the corporation, except where a court determines the director or officer is entitled to indemnity;

•	for acts or omissions not in good faith or that involve conduct that the director or officer believes is not in the best interests of the corporation;

•	for knowing violations of the law;

•	for any transaction from which the directors derived an improper personal benefit; and

•	for payment of dividends or approval of stock repurchases or redemptions leading to liability under Section 174 of the Delaware General Corporation Law.

     The Delaware General Corporation Law requires a corporation to indemnify a director or officer to the extent that the director or officer has been successful, on the merits or otherwise, in defense of any action, suit or proceeding for which indemnification is lawful.

     Our Restated Certificate of Incorporation also provides directors and officers with the right to be paid by us for expenses (including attorneys’ fees) incurred in defending any proceeding in advance of the proceeding’s final disposition. If a claim is not promptly paid in full by us, as further described in the Restated Certificate of Incorporation, the director or officer who is entitled to indemnification may bring suit against us to recover the unpaid amount of the claim. These rights of indemnification and advancement of expenses conferred in our Restated Certificate of Incorporation are not exclusive of any other right which may be acquired.

Item 16. Exhibits

Exhibits	Description	Location
4.1	Specimen Certificate for shares of the Company’s Common Stock*	(10)

5.1	Opinion of Jane Kober.

10.1	Agreement of Sub-Sublease, dated as of November 11, 2004, between the Company and Senior Whole Health, LLC.

10.2	Agreement between Biopure and Moyer Packing Company, dated October 21, 1994.*	(2)

10.3	Amended and Restated 2002 Omnibus Securities and Incentive Plan.*	(8)

10.4	Agreement concerning sale of common stock, dated August 27, 2003, between the Company and Carl W. Rausch.*	(9)

10.5	Employment Agreement, dated as of June 23, 2004, between Biopure and Zafiris G. Zafirelis.*	(11)

10.6	Lease Agreement, dated October 12, 1990, between Biopure and Tarvis Realty Trust.*	(2)

10.7	Sublease between Cendant Operations, Inc. and Biopure Corporation, dated June 20, 2001.*	(7)

10.8	License Agreement for Waste Disposal System between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.9	Lease Agreement, dated August 29, 1994, between Biopure and Eleven Hurley Street Associates.*	(2)

10.10	Lease Agreement, dated May 10, 1994, between Biopure and Tarvis Realty Trust.*	(2)

10.11	Lease Agreement, dated August 23, 1994, between Biopure and Tarvis Realty Trust.*	(2)

10.12	Option, dated as of June 25, 2002, in favor of Thomas A. Moore.*	(6)

10.13	Employment Agreement with Carl Rausch, dated as of July 29, 2002.*	(6)

10.14	Promissory Note, dated July 29, 2002, from Carl Rausch.*	(6)

10.15	Letter from Thomas A. Moore, dated August 4, 2003, concerning Lock-up of Securities.*	(9)

10.16	Agreement re loan, dated July 29, 2002, between the Company and Carl Rausch.*	(6)

10.17	Deferred Compensation Agreement, dated July 29, 2002, between Biopure and Carl Rausch.*	(6)

10.18	Employment Agreement Concerning Protection of Company Property and the Arbitration of Legal Disputes.*	(2)

10.19	Rights Agreement between Biopure and American Stock Transfer & Trust Company, dated September 24, 1999.*	(3)

10.20	First Amendment to Lease between Sumter Realty Group, LLC, and the Company, dated as of February 24, 2003.*	(4)

10.21	License Agreement for Spur Facility between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.22	Assignment and Assumption of Deed of Easement between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.23	Distribution Agreement between the Company and Network Healthcare Holdings Limited.*	(5)

10.24	Amendment to Distribution Agreement between the Company, Network Healthcare Holdings Limited and Tshepo Pharmaceuticals (Pty) Limited.*	(5)

10.25	Letter Agreement between the Company and Network Healthcare Holdings Limited.*	(5)

10.26	Letter Agreement between the Company and Scanix Six (Pty) Ltd.*	(5)

10.27	Employment Agreement, dated as of February 25, 2004, between the Company and Francis H. Murphy.*	(13)

10.28	Engagement letter with C.E. Unterberg, Towbin LLC, dated August 4, 2004, as amended, September 8, 2004.*	(12)

13.1	Annual Report on Form 10-K for the fiscal year ended October 31, 2003, as filed on January 29, 2004.*

13.2	Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on January 30, 2004.*

13.3	Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on August 11, 2004.*

13.4	Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, as filed on September

Exhibits	Description	Location
13, 2004.*

23.1	Consent of Jane Kober (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included in signature pages hereto).

*	Incorporated by reference.

(1)	Previously filed as an exhibit to the Company’s report on Form 10-K for the year ended October 31, 2002.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-78829) and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the Company’s Report on Form 8-A dated November 4, 1999 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the Company’s report on Form 8-K dated March 13, 2003 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2001.

(6)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2002.

(7)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2001.

(8)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2003.

(9)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2003.

(10)	Previously filed as an exhibit to the Company’s Report on Form 8-A12B dated July 20, 1999 and incorporated herein by reference thereto.

(11)	Previously filed as an exhibit to the Company’s report on Form 8-K dated December 9, 2004 and incorporated herein by reference thereto.

(12)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2004.

(13)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2004.

Item 17. Undertakings

     (a) The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933 if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that clauses (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those clauses is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered, to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

     (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Biopure Corporation, certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 10th day of December 2004.

BIOPURE CORPORATION
By:	/s/ Zafiris G. Zafirelis
Zafiris G. Zafirelis
President and Chief Executive Officer

POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints FRANCES H. MURPHY and JANE KOBER, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to the Registration Statement and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Zafiris G. Zafirelis Zafiris G. Zafirelis	President, Chief Executive Officer, and Director (Principal Executive Officer)	December 10, 2004

/s/ Francis H. Murphy Francis H. Murphy	Chief Financial Officer (Principal Financial and Accounting Officer)	December 10, 2004

/s/ Charles A. Sanders, M.D. Charles A. Sanders, M.D.	Chairman of the Board of Directors	December 10, 2004

/s/ David N. Judelson David N. Judelson	Director	December 10, 2004

/s/ Carl W. Rausch Carl W. Rausch	Director	December 10, 2004

/s/ C. Everett Koop, M.D. C. Everett Koop, M.D.	Director	December 10, 2004

/s/ Daniel P. Harrington Daniel P. Harrington	Director	December 10, 2004

/s/ Jay B. Pieper Jay B. Pieper	Director	December 10, 2004

EXHIBIT INDEX

Item 16. Exhibits

Exhibits	Description	Location
4.1	Specimen Certificate for shares of the Company’s Common Stock*	(10)

5.1	Opinion of Jane Kober.

10.1	Agreement of Sub-Sublease, dated as of November 11, 2004, between the Company and Senior Whole Health, LLC.

10.2	Agreement between Biopure and Moyer Packing Company, dated October 21, 1994.*	(2)

10.3	Amended and Restated 2002 Omnibus Securities and Incentive Plan.*	(8)

10.4	Agreement concerning sale of common stock, dated August 27, 2003, between the Company and Carl W. Rausch.*	(9)

10.5	Employment Agreement, dated as of June 23, 2004, between Biopure and Zafiris G. Zafirelis.*	(11)

10.6	Lease Agreement, dated October 12, 1990, between Biopure and Tarvis Realty Trust.*	(2)

10.7	Sublease between Cendant Operations, Inc. and Biopure Corporation, dated June 20, 2001.*	(7)

10.8	License Agreement for Waste Disposal System between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.9	Lease Agreement, dated August 29, 1994, between Biopure and Eleven Hurley Street Associates.*	(2)

10.10	Lease Agreement, dated May 10, 1994, between Biopure and Tarvis Realty Trust.*	(2)

10.11	Lease Agreement, dated August 23, 1994, between Biopure and Tarvis Realty Trust.*	(2)

10.12	Option, dated as of June 25, 2002, in favor of Thomas A. Moore.*	(6)

10.13	Employment Agreement with Carl Rausch, dated as of July 29, 2002.*	(6)

10.14	Promissory Note, dated July 29, 2002, from Carl Rausch.*	(6)

10.15	Letter from Thomas A. Moore, dated August 4, 2003, concerning Lock-up of Securities.*	(9)

10.16	Agreement re loan, dated July 29, 2002, between the Company and Carl Rausch.*	(6)

10.17	Deferred Compensation Agreement, dated July 29, 2002, between Biopure and Carl Rausch.*	(6)

10.18	Employment Agreement Concerning Protection of Company Property and the Arbitration of Legal Disputes.*	(2)

10.19	Rights Agreement between Biopure and American Stock Transfer & Trust Company, dated September 24, 1999.*	(3)

10.20	First Amendment to Lease between Sumter Realty Group, LLC, and the Company, dated as of February 24, 2003.*	(4)

10.21	License Agreement for Spur Facility between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.22	Assignment and Assumption of Deed of Easement between Moyer Packing Company and Biopure Corporation, dated June 12, 2001.*	(7)

10.23	Distribution Agreement between the Company and Network Healthcare Holdings Limited.*	(5)

10.24	Amendment to Distribution Agreement between the Company, Network Healthcare Holdings Limited and Tshepo Pharmaceuticals (Pty) Limited.*	(5)

10.25	Letter Agreement between the Company and Network Healthcare Holdings Limited.*	(5)

10.26	Letter Agreement between the Company and Scanix Six (Pty) Ltd.*	(5)

10.27	Employment Agreement, dated as of February 25, 2004, between the Company and Francis H. Murphy.*	(13)

10.28	Engagement letter with C.E. Unterberg, Towbin LLC, dated August 4, 2004, as amended, September 8, 2004.*	(12)

13.1	Annual Report on Form 10-K for the fiscal year ended October 31, 2003, as filed on January 29, 2004.*

Exhibits	Description	Location
13.2	Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on January 30, 2004.*

13.3	Annual Report on Form 10-K/A for the year ended October 31, 2003, as filed on August 11, 2004.*

13.4	Quarterly Report on Form 10-Q for the quarter ended July 31, 2004, as filed on September 13, 2004.*

23.1	Consent of Jane Kober (included in Exhibit 5).

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

24.1	Power of Attorney (included in signature pages hereto).

*	Incorporated by reference.

(1)	Previously filed as an exhibit to the Company’s report on Form 10-K for the year ended October 31, 2002.

(2)	Previously filed as an exhibit to the Company’s Registration Statement on Form S-1/A (File No. 333-78829) and incorporated herein by reference thereto.

(3)	Previously filed as an exhibit to the Company’s Report on Form 8-A dated November 4, 1999 and incorporated herein by reference thereto.

(4)	Previously filed as an exhibit to the Company’s report on Form 8-K dated March 13, 2003 and incorporated herein by reference thereto.

(5)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2001.

(6)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2002.

(7)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2001.

(8)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2003.

(9)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2003.

(10)	Previously filed as an exhibit to the Company’s Report on Form 8-A12B dated July 20, 1999 and incorporated herein by reference thereto.

(11)	Previously filed as an exhibit to the Company’s report on Form 8-K dated December 9, 2004 and incorporated herein by reference thereto.

(12)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended July 31, 2004.

(13)	Previously filed as an exhibit to the Company’s report on Form 10-Q for the quarter ended April 30, 2004.